UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*



                           Athey Products Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    047465109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 8, 2000
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             CUSIP No. 047465109
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Henry Partners, L.P.
          23-2888396

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]

(b)  [ ]
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3.   SEC Use Only


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4.   Citizenship or Place of Organization
          Delaware, U.S.A.
--------------------------------------------------------------------------------
Number of         5.     Sole Voting Power                  245,000
Shares            --------------------------------------------------------------
Beneficially      6.     Shared Voting Power                0
Owned by          --------------------------------------------------------------
Each Reporting    7.     Sole Dispositive Power             245,000
Person With       --------------------------------------------------------------
                  8.     Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          245,000 Shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
          N/A
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          6.4%
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12.  Type of Reporting Person (See Instructions)
          OO
--------------------------------------------------------------------------------

Item 1.
------

(a)  Name of Issuer:          Athey Products Corporation

(b)  Address of Issuer's Principal Executive Offices:

          1839 South Main Street
          Wake Forest, NC  27587

Item 2.
------

(a)  Name of Person Filing:   Henry Partners, L.P.

(b)  Address of Principal Business Office or, if none, Residence:

          255 South 17th Street, Suite 2501
          Philadelphia, PA 19103

(c)  Citizenship:

          Delaware, U.S.A.

(d)  Title of Class of Securities:

          Common Stock, par value $2.00 per share

(e)  CUSIP Number:

          047465109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
(b)[ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).
(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)[ ]    An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]    Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

NONE OF THE ABOVE, filed pursuant to section 240.13d-1(c).

Item 4. Ownership.
-----------------

(a)  Amount beneficially owned:
          245,000 shares

(b)  Percent of class:
          6.4%

(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote:
           245,000 shares.

     (ii)  Shared power to vote or to direct the vote:
           0 shares.

     (iii) Sole power to dispose or to direct the disposition of:
           245,000 shares.

     (iv)  Shared power to dispose or to direct the disposition of:
           0 shares.

Item 5. Ownership of Five Percent or Less of a Class
-----------------------------------------------------

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
-----------------------------------------------------------------------

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
--------------------------------------------------------------------------------

Not applicable

Item 8. Identification and Classification of Members of the Group
------------------------------------------------------------------

Not applicable

Item 9. Notice of Dissolution of Group
---------------------------------------

Not applicable

Item 10. Certification
----------------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Henry Partners, L.P. by its general partner, Henry Investment Trust, L.P., by its general partner, Canine Partners, L.L.C.


                                    /s/David W. Wright
                                    ------------------------------------------
                                    Name: David W. Wright
                                    Title: President


Date: November 20, 2000